UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH, D.C. 155 SECTION

FORM 11-K


03026441

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to __________________________

Commission file number: 1-7201

PROCESSED
JUL 08 2003
THOMSON FINANCIAL

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES

AVX CORPORATION
Plan number: 007
IRS Employer Identification Number: 33-0379007

P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES

INDEX



* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



## Report of Independent Auditors

To the Participants and Administrator of
the AVX Corporation 401(k) Plan for Hourly-Paid Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Corporation 401(k) Plan for Hourly-Paid Employees (the "Plan") at December 31, 2001 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 13, 2003

**AVX CORPORATION**

**401(k) PLAN FOR HOURLY PAID EMPLOYEES**

**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**as of December 31, 2001 and 2002**

| *ASSETS:* | 2001 | 2002 |
|---|---|---|
| Investments, at fair market value: | | |
| Company Common Stock | $ 3,009,872 | $ 1,354,056 |
| Affiliate Company American Depository Shares | 2,146,904 | 1,611,458 |
| U.S. Government Securities | 1,895,255 | 1,872,608 |
| Mutual Funds | 2,831,030 | 2,673,055 |
| Allocated share of Trust net assets | 2,039,643 | 1,384,150 |
| Loan Fund | - | 1,045,094 |
| Total Investments | 11,922,704 | 9,940,421 |
| Receivables: | | |
| Employer contributions | 191,225 | 275,531 |
| Participant contributions | 19,562 | 17,511 |
| Total Receivables | 210,787 | 293,042 |
| Cash | 68,498 | 94,352 |
| Net assets available for benefits | $ 12,201,989 | $ 10,327,815 |

The accompanying notes are an integral part of the financial statements.

## AVX CORPORATION
## 401(k) PLAN FOR HOURLY PAID EMPLOYEES

### STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
***for the year ended December 31, 2002***

| | 2002 |
|---|---|
| Additions: | |
| Investment income (loss): | |
| Net appreciation (depreciation) in fair value of investments | (2,300,548) |
| Interest and dividends | 145,046 |
| Allocated share of Trust investment activities | (527,864) |
| Loan activity | 40,696 |
| Net investment income (loss) | (2,642,670) |
| Contributions: | |
| Participant | 1,169,156 |
| Employer | 708,256 |
| Total contributions | 1,877,412 |
| Total additions | (765,258) |
| Deductions: | |
| Benefits paid to participants | 867,217 |
| Administrative expenses | 99,775 |
| Forfeitures | 30,758 |
| Plan transfers out | 111,166 |
| Total deductions | 1,108,916 |
| Net decrease | (1,874,174) |
| Net assets available for benefits: | |
| Beginning of year | 12,201,989 |
| End of year | $ 10,327,815 |

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION
401(k) PLAN FOR HOURLY-PAID EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

The following is a brief description of the AVX 401(k) Plan for Hourly-Paid Employees (the "Plan"). Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering hourly-paid employees of AVX Corporation at the Myrtle Beach, Conway and Olean facilities. Except for assets in the Seligman Master Trust, Plan assets are co-invested with assets in pooled separate accounts at HSBC Bank USA ("Trustee"). The Plan is administered by the AVX Corporation Retirement Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions:

Employee contributions are limited to the lesser of fifteen percent (15%) of each participant's annual compensation or $11,000. AVX Corporation (the "Company") makes monthly employer matching contributions in an amount equal to sixty-six and two third percent (66 2/3%) on the first three percent (3%) of the participants deferred contribution. Each year the Company also makes a fixed contribution to the Plan equal to one percent (1%) of each participant's annual compensation, except to participants who are hourly employees at the Olean facility. For certain members over the age of 60, as of January 1, 1996, there is an additional fixed contribution. Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the final valuation date in any year shall be used to reduce the future employer fixed contributions.

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation, as defined in the Plan's provisions, or $40,000 in accordance with Section 415 of the Internal Revenue Code.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions at one hundred percent (100%) per year thereafter. Company matching contributions are fully vested.

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching contribution account. A participant may also elect to take his distribution in the form of shares of Kyocera Corporation American Depository Shares ("ADS") and AVX Common Stock which will be paid in shares with any partial shares paid in cash. With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

The Consolidated Loan Fund holds participants' loans. With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar type loans prevailing at the time the loan is made. All scheduled loan repayments are made through payroll deductions and early loan payoff may be submitted by participants via check or money order. Plan provisions for participants at the Olean facility do not include participant loans.

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Expenses:

All expenses that arise in connection with the administration of the Plan and the Trusts shall be paid out of the trust fund.

Investments:

The Trustee invests the Plan's assets according to participant investment elections in:

*Vanguard Treasury Money Market Fund*: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

*T.Rowe Price Spectrum Income Fund*: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund.

*Seligman Equity Value Portfolio*: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of equity investments. The assets for the portfolio are held in the Seligman Master Trust.

*Kyocera Stock Fund:* This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give the participant the opportunity to share in the performance of Kyocera and AVX by allowing the participant to become a part owner. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

*Templeton Foreign Fund*: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

*AVX Stock Fund*: This fund is invested exclusively in shares of AVX stock. This fund also gives the participant the opportunity to share in the performance of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

*Janus Balanced Fund*: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

*Janus Fund*: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

*Vanguard 500 Index Fund*: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index.

*MFS Emerging Growth Fund:* The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies.

*Kyocera Stock Bonus Fund:* The Kyocera Stock Bonus Fund consists of investments in Kyocera Corporation American Depository Shares.

*AVX Stock Bonus Fund*: The AVX Stock Bonus Fund consists of investments in AVX Corporation Common Stock.

Contributions may be invested in cash or short-term investments in such amounts as the Trustee deems necessary for the purposes of the operations of the Trust. A participant may change his investment election monthly.

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2001 and 2002, respectively:

| **December 31,** | **2001** | **2002** |
|---|---|---|
| Kyocera Stock Fund | $ 790,817 | $ 670,598 |
| AVX Stock Fund | 2,181,957 | 1,044,474 |
| AVX Stock Bonus Fund | 827,915 | * |
| Kyocera Stock Bonus Fund | 1,356,087 | 940,860 |
| Seligman Equity Value Portfolio | 2,039,643 | 1,384,150 |
| Vanguard Treasury Money Market Fund | 1,895,255 | 1,872,608 |
| T. Rowe Price Spectrum Income Fund | 1,090,405 | 1,158,477 |
| Consolidated Loan Fund | * | 1,045,094 |

*Amounts were less than 5% of the Plan's total assets available for benefits for the respective year.

Valuation of Investments:

Investments in securities (ADS, corporate and government bonds and notes and common and preferred stocks) traded on a national securities exchange are valued at the end of each business day. Temporary cash investments are invested in the HSBC Short-term Temporary Investment Fund and are valued at market value as determined by the Trustee.

Concentrations of credit risk with respect to investments are limited due to the large number of investments and their dispersion across many different industries and geographies. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3. Investments in Trust:

For the Seligman Master Trust, the Plan's allocated participation in the Trust, as well as the individual participants' balances comprising the Plan's participation in the Trust, is determined by adding or deducting the Plan's contributions and benefit payments made into the Trust and a proportionate share of the other changes in the Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Trust's net assets at the beginning of the plan year.

4. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

| | **December 31,** | |
|---|---|---|
| | **2001** | **2002** |
| Net assets available for benefits per the financial statements | $ 12,201,989 | $ 10,327,815 |
| Amounts allocated to withdrawing participants | (27,350) | (3,506) |
| Net assets available for benefits per Form 5500 | $ 12,174,639 | $ 10,324,309 |

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

| | **Year Ended December 31, 2002** |
|---|---|
| Benefits paid to participants per the financial statements | $ 867,217 |
| Add: Amounts allocated to withdrawing participants at December 31, 2002 | 3,506 |
| Less: Amounts allocated to withdrawing participants at December 31, 2001 | 27,350 |
| Benefits paid to participants per Form 5500 | $ 843,373 |

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 but not yet paid as of that date.

6. Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the

Plan administrator and the Plan's tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance. The plan administrator and the Plan's tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Interest In Master Trust (UNAUDITED):

The Plan's allocated share of the Seligman Master Trust net assets was approximately 11.5% at December 31, 2001 and 2002.

At December 31, 2001 and 2002, the financial position of the Trust was as follows:

| | 2001 | 2002 |
|---|---|---|
| Assets: | | |
| Investments at Fair Market Value: | | |
| Seligman Equity Value Portfolio: | | |
| Common Stock | $ 17,047,654 | $ 11,443,458 |
| Short-term Temporary Investments | 223,979 | 179,129 |
| Total Investments | 17,271,633 | 11,622,587 |
| Cash | (16,134) | (8,628) |
| Receivables: | | |
| Company contributions | 426,578 | 362,408 |
| Interest and dividends | 41,471 | 43,661 |
| Total Receivables | 468,049 | 406,069 |
| Net Assets | $ 17,723,548 | $ 12,020,028 |

(Continued on next page)

The change in Trust net assets for the year ended December 31, 2002 was as follows:

| | 2002 |
|---|---|
| Additions: | |
| Net appreciation (depreciation) of investments | $ (5,122,791) |
| Interest and dividends | 393,944 |
| Contributions: | |
| Company contributions | 840,665 |
| Participant contributions | 594,531 |
| Loan repayments | 190,036 |
| Total additions | (3,103,615) |
| Forfeitures | 125 |
| Deductions: | |
| Benefit payments and withdrawals | 1,314,140 |
| Administrative expenses | 21,246 |
| Loan activity | 484,721 |
| Investment fund transfers | 779,923 |
| Total deductions | 2,600,030 |
| Net decrease | (5,703,520) |
| Net assets available for benefits: | |
| Beginning of year | 17,723,548 |
| End of year | $ 12,020,028 |

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION 401(k) PLAN FOR HOURLY- PAID EMPLOYEES



By: ______________________

Kurt P. Cummings
Member of Retirement Committee

Date: June 30, 2003

# SUPPLEMENTAL SCHEDULES

AVX CORPORATION 401(K) PLAN FOR HOURLY PAID EMPLOYEES

PN: 007
EIN: 33-0379007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2002

| Identity of issue, borrower, lessor or similar party | Description of investment | Cost | Market Value |
|---|---|---|---|
| | Company Common Stock: | | |
| HSBC Bank USA | AVX Stock Fund | $ 1,598,287 | $ 1,044,474 |
| HSBC Bank USA | AVX Stock Bonus Fund | 344,868 | 309,582 |
| | Affiliate Company Common Stock | | |
| HSBC Bank USA | Kyocera Stock Fund | 840,163 | 670,598 |
| HSBC Bank USA | Kyocera Stock Bonus Fund | 799,164 | 940,860 |
| | U.S. Government Securities: | | |
| HSBC Bank USA | Vanguard Treasury Money Market Fund | 1,872,608 | 1,872,608 |
| | Mutual Funds: | | |
| HSBC Bank USA | T. Rowe Price Spectrum Income Fund | 1,166,889 | 1,158,477 |
| HSBC Bank USA | Janus Balanced Fund | 286,877 | 244,279 |
| HSBC Bank USA | Vanguard 500 Index Fund | 292,249 | 220,071 |
| HSBC Bank USA | Janus Fund | 765,066 | 410,883 |
| HSBC Bank USA | MFS Emerging Growth Fund | 293,305 | 141,318 |
| HSBC Bank USA | Templeton Foreign Fund | 585,429 | 498,027 |
| | Allocated share of Seligman Equity Value Portfolio: | | |
| HSBC Bank USA | Master Trust net assets | 1,575,165 | 1,384,150 |
| HSBC Bank USA | Loan Fund | 1,045,094 | 1,045,094 |
| | Total Investments | $ 11,465,164 | $ 9,940,421 |

AVX CORPORATION 401(k) PLAN FOR HOURLY PAID EMPLOYEES

PN 007
EIN 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
for the year ended December 31, 2002

| (a) Identity of Party Involved | (b) Description of Asset | (c) Purchase Price | (d) Selling Price | (f) Expense Incurred with Transaction | (g) Cost of Asset | (h) Current Value of Asset on Transaction Date | (i) Net Gain/(Loss) |
|---|---|---|---|---|---|---|---|
| AVX Corporation | HSBC Short-term Temporary Investment Fund | $ 6,237,125 | $ 6,237,125 | $ - | $ 6,237,125 | $ 6,237,125 | $ - |
| AVX Corporation | Vanguard Treasury Money Market Fund | 1,166,513 | 1,166,513 | - | 1,166,513 | 1,166,513 | - |
| AVX Corporation | T. Rowe Price Spectrum Income Fund | 812,927 | 811,669 | - | 812,927 | 811,669 | (1,258) |
| AVX Corporation | Seligman Equity Value Portfolio | 878,685 | 822,918 | - | 878,685 | 822,918 | (55,767) |
| AVX Corporation | AVX Stock Fund | 876,522 | 755,671 | - | 876,522 | 755,671 | (120,851) |

*Column (e), lease rental, has been omitted from this schedule because it is not applicable.*

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-2808) of AVX Corporation of our report dated June 13, 2003 relating to the financial statements and financial statement schedules of the AVX Corporation 401(k) Plan for Hourly-Paid Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2003

**EXHIBIT 99.1**

## CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of AVX Corporation ("AVX"), that, to his knowledge, the Annual Report for the AVX Corporation 401(k) Plan for Hourly-Paid Employees on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to AVX and will be retained by AVX and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30 2003

By: 
John S. Gilbertson
Chief Executive Officer,
President and Director

Date: June 30 2003

By: 
Kurt P. Cummings
Vice President, Chief Financial Officer,
Treasurer and Secretary